UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68825 /February 5, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15165

In the Matter of

HENLEY HEALTHCARE, INC.,
HIGHTOP CAPITAL CORP.,
HIKO BELL MINING & OIL CO.,
HORIZON PHARMACIES, INC.,
HORIZON RESOURCES CORP., and
HUDSON'S GRILL OF AMERICA, INC.

ORDER MAKING FINDINGS AND
REVOKING REGISTRATIONS BY
DEFAULT AS TO FIVE RESPONDENTS

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on January 7, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act) alleging that Respondents have securities registered with the Commission pursuant to Exchange Act Section 12(g) and have failed to file required periodic reports. All Respondents were served with the OIP by January 12, 2013. See 17 C.F.R. § 201.141(a)(2)(ii). The OIP requires that Respondents file an Answer within ten days of service of the OIP, and as of the date of this Order, no Respondent has filed an Answer. See OIP at 3; 17 C.F.R. § 201.220(b).

On January 28, 2013, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to Hiko Bell Mining & Oil Co. (n/k/a Hiko Energy Corp.). Henley Healthcare, Inc., Exchange Act Release No. 68739. The remaining Respondents are in default because they did not answer the OIP, did not participate in the prehearing conference held on February 1, 2013, and have not otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true as to these Respondents. See 17 C.F.R. § 201.155(a).

Findings of Fact

Henley Healthcare, Inc. (Henley), Central Index Key (CIK) No. 890284, is a Texas corporation located in Sugar Land, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Henley is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of over $3.86 million for the prior nine months. On October 19, 2001, Henley filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Texas, which was closed on August 28, 2008. As of October 5, 2012, Henley's stock, symbol HENL, was traded on the over-the-counter markets.

Hightop Capital Corp. (Hightop), CIK No. 1080098, is a dissolved Colorado corporation located in Greenwood Village, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hightop is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $2,413 for the prior three months.

Horizon Pharmacies, Inc. (Horizon Pharmacies), CIK No. 1036260, is a void Delaware corporation located in Denison, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Horizon Pharmacies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001, which reported a net loss of over $3.4 million for the prior three months.

Horizon Resources Corp. (Horizon Resources), CIK No. 750740, is a dissolved Colorado corporation located in Golden, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Horizon Resources is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1994, which reported a net loss of over $1.7 million for the prior nine months.

Hudson's Grill of America, Inc. (Hudson's Grill), CIK No. 729545, is a suspended California corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hudson's Grill is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999, which reported a net loss of $52,593 for the prior three months.

Respondents have repeatedly failed to meet their obligations to file timely periodic reports with the Commission and have either failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance, or through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. Henley, Hightop, Horizon Pharmacies, Horizon Resources, and Hudson's Grill have failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. In these circumstances, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of their registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Henley Healthcare, Inc., Hightop Capital Corp., Horizon Pharmacies, Inc., Horizon Resources Corp., and Hudson's Grill of America, Inc., is revoked.

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Brenda P. Murray
Chief Administrative Law Judge